August 20, 2007

Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
120 F Fifth Street, N.E.
Washington, DC 20549

RE:	Citigroup Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 23, 2007
File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the Staff and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the staff of the SEC contained in your letter dated July 3, 2007.

Events in 2005

Bank and Credit Card Customer Rewards Costs, page 11

1.               If material, please revise the footnotes to your financial statements in your future filings to disclose your policies for these programs.  Specifically address how such amounts are reported on the face of your financial statements for each of your on-balance sheet portfolio and your off-balance sheet portfolio.  If you determined such amounts are not material for disclosure, tell us the amounts and provide us with your policies and presentation in your response.

Citigroup’s Response: We consider the credit card customer rewards costs to be significant and have added the following language in Note 1 to our consolidated financial statements, included in our 2007 second quarter Form 10-Q:

“The Company recognizes all reward costs for bank and credit card customers as incurred as a reduction of Commissions and fees and Other revenue.”

Selected Revenue and Expense Items

U.S. Consumer Lending, page 26

2.               Please tell us and disclose in future filings the degree of your exposure to sub prime mortgages in each your mortgage loans held for investment and through securitizations.  Specifically address the credit quality trends within this product type and the impact of these trends on your loan loss provision.

Citigroup’s Response: Our U.S. Consumer business does not refer to a definition of “subprime,” but rather uses the terms “non-prime” and “prime” to categorize our loans. We have included the following language in the Management’s Discussion and Analysis section of our second quarter 2007 Form 10-Q:

“U.S. Consumer Mortgage Portfolio

The Company’s U.S. Consumer Mortgage portfolio consists of both first and second mortgages.  As of June 30, 2007, approximately 85% of the Company’s first mortgage portfolio had a FICO (Fair Isaac Corporation) credit score of at least 620 at origination.  Approximately 72% of the first mortgage portfolio had a loan-to-value (LTV) ratio of 80% or less at origination.

In the Company’s second mortgage portfolio, there were substantially less than 1% of loans at June 30, 2007 with a FICO score of less than 620 at origination. Approximately 48% of the second mortgage portfolio had an LTV ratio of 80% or less at origination.

In light of increased delinquencies, the Company has increased reserves for loans in its second mortgage portfolio during the first six months of 2007.  There were minimal changes in the composition of the U.S. Consumer Mortgage portfolio from March 31, 2007 to June 30, 2007.”

We did not disclose the amount of mortgage-backed securities and residual interests collateralized by non-prime mortgages held by U.S. Consumer due to immateriality.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Loans Held for Sale, page 111

3.               In future filings beginning in your next Form 10-Q, please revise your disclosures to include the following information:

•                  You disclose that you classify a loan as held for sale when it is identified for sale.  Your correspondence filed with the Commission on June 6, 2006 indicates that you determine the classification of loans upon origination or purchase.  Please revise your disclosures to clarify what your policies are for determining the classification of loans and credit card receivables on your balance sheet upon origination or purchase.

•                  Please expand your disclosures to include the key assumptions management uses in determining the classification of loans and credit card receivables upon origination or purchase and specifically disclose what you consider to be the foreseeable future under paragraph 8(a) of SOP 01-6 for each category of loans and receivables.

•                  Disclose the impact of these policies on the operating and investing section of your statement of cash flows.

Citigroup’s Response: As we agreed in our phone conversation with the SEC staff on June 14, 2007, the following disclosure has been added to Citigroup’s Form 10-Q for the period ended June 30, 2007, as noted:

“Loans are classified upon origination or acquisition as either held for investment or held for sale. This classification is based on management’s intent and ability with regard to those loans.

Substantially all of the consumer loans sold or securitized by Citigroup are U.S. prime mortgage loans or U.S. credit card receivables.  The practice of the U.S. prime mortgage business has been to sell all of its loans except for nonconforming adjustable rate loans. U.S. prime mortgage conforming loans are classified as held for sale at the time of origination. The related cash flows are classified in the Consolidated Statement of Cash Flows in the cash flows from operating activities category on the line “Change in loans held for sale.”

U.S credit card receivables are classified at origination as loans held for sale to the extent that management does not have the intent to hold the receivables for the foreseeable future or until maturity. The U.S. credit card securitization forecast for the three months following the latest balance sheet date is the basis for the amount of such loans classified as held for sale. Cash flows related to U.S. credit card loans classified as held for sale at origination or acquisition are reported in the cash flows from operating activities category on the line “Change in loans held for sale.”

Loans that are held for investment are classified as Loans, net of unearned income on the Consolidated Balance Sheet, and the related cash flows are included in the cash flows from investing activities category in the Consolidated Statement of Cash Flows on the line “Changes in loans.”  However, when the initial intent for holding a loan has changed from held for investment to held for sale, the loan is reclassified to held for sale, but the related cash flows continue to be reported in cash flows from investing activities in the Consolidated Statement of Cash Flows on the line “Proceeds from sales and securitizations of loans.”

Note 4.  Business Segments

4.               In your Five Year Summary of Selected Financial Data, you present measures of Return on Risk Capital and Return on Invested Capital.  In your correspondence filed with the commission on June 6, 2006, you represented that these measures are used, in part, to assess long-term growth of your segment businesses.  Further, you stated in that correspondence that you would add disclosures regarding these measures to your segment footnotes.  We were unable to locate the proposed disclosures referred to in your response.  Please tell us where such disclosures were made in your footnotes or revise your future filings beginning with your next Form 10-Q to add those disclosures.

Citigroup’s Response: The disclosures we referred to in our June 6, 2006 response to the SEC were made in Citigroup’s 2006 Form 10-K, where we footnoted each disclosure of Risk Capital and Invested Capital in each of our segment and product disclosures to sub-note (6) on the Five-Year Summary (page 3 in our Form 10-K) in the Management’s Discussion and Analysis section. Also, we expanded our discussion of Risk Capital and related returns in our Five Year Summary and in our Managing Global Risk section on page 59 of our Form 10-K.

Note 23, Derivative Activities, page 148

5.               We note from your disclosures that you utilize regression analysis for multiple types of fair value and cash flow hedges.

•                  For each type of asset and liability and each specific risk being hedged, please tell us the regression outputs you consider when assessing whether these hedges are expected to be highly effective during the period that the hedge is designated.

•                  Tell us the extent to which you exclude any outputs from your consideration of effectiveness.

•                  If you do exclude certain outputs, tell us your basis for doing so.  Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues that support this approach.

Citigroup’s Response: As of December 31, 2006 and March 31, 2007, in hedges that utilize regression analysis to test effectiveness, Citigroup uses the following regression outputs to ensure that the relevant hedging relationship has either been effective retrospectively or is expected to remain effective prospectively:

	Hedge Type	Risk being hedged	Regression outputs considered
Assets
Floating rate available-for-sale debt securities	Cash Flow	Benchmark interest rates	r2, slope, T-Test
Floating rate available-for-sale debt securities	Cash Flow	Overall cash flows	r2, r
Fixed rate available-for-sale debt securities	Fair Value	Benchmark interest rates	r2, slope, T-Test
Held for sale mortgage loans	Fair Value	Overall fair value	r
Liabilities
Forecasted issuances of short term fixed rate liabilities subject to rollover	Cash Flow	Benchmark interest rates	r2, slope, T-Test
Federal funds purchased	Cash Flow	Overall cash flows	r2, slope, T-Test

With the exception of the hedge of held for sale mortgage loans, the coefficient of determination (r2) is the primary consideration when determining whether the hedging relationship is expected to be highly effective and/or has been highly effective. As noted above, depending on the hedging relationship, we also consider the slope coefficient and the T-test. Citigroup does not specifically exclude any regression outputs from consideration of effectiveness.

We have decided to discontinue hedge accounting under SFAS 133 and elect the Fair Value Option under SFAS 159 for held for sale mortgage loans in the third quarter of 2007.

In general, our SFAS 133 hedging relationships do not involve significant basis risk, because the hedged items are of a “plain vanilla” nature and the risks being hedged are widely quoted in highly liquid markets. Thus, we are able to construct SFAS 133 hedging relationships where the primary terms of the hedged item and hedging instrument are closely aligned. For that reason, we believe that it is reasonable to expect that any regression performed between the two sets of data will be statistically valid.

6.               Based on your disclosures in Note 23, you employ several different approaches in assessing effectiveness for your hedges, including regression analysis, the hypothetical derivative method, the dollar offset ratio method, the short-cut method, and the matching critical terms method.  To the extent that you used other methodologies to assess hedge effectiveness, made qualitative assumptions of effectiveness without performing quantitative tests, used multiple types of tests on same hedge relationship to determine a test is effective even though one or more tests may have failed, or other statistical methods, please address the following:

•                  For each type of long-haul relationship (fair value, cash flow, net investment hedge, etc.) entered into during the periods presented, please describe for us the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis.

•                  Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

Citigroup’s Response: As of December 31, 2006 or March 31, 2007, we did not use any methodologies to assess hedge effectiveness other than those listed above and disclosed in Note 23 of our 2006 Annual Report. We did not make qualitative assumptions of effectiveness without performing quantitative tests. We did not use multiple types of tests (for example, both dollar offset ratio and regression analysis) on the same hedging relationship to determine that a hedge is effective if one test may have failed. We did not use statistical methods other than regression.

7.               To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:

•                  Describe the process by which derivative instruments are obtained by the various segments for hedge accounting purposes; for example, tell us which group or groups (i.e. Treasury, Trading Desk etc.) are responsible for obtaining these derivative instruments and describe the process by which they are obtained;

•                  Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both;

•                  Tell us whether you have designated an internal derivative as the hedging instrument in any hedging relationship, and if so, describe the nature of the hedging relationship, methodology used to assess effectiveness, and the applicable guidance relied upon to support the approach; and

•                  Tell us how the various segments determine that the conditions for hedge accounting are achieved.

Citigroup’s Response: The primary segments that employ SFAS 133 hedge accounting are Global Consumer, Markets and Banking, and Corporate/Other. Each hedging relationship requires an external derivative to be designated as the hedging instrument. We do not designate internal derivatives as the hedging instrument on a consolidated basis, including in the limited permitted circumstances described in paragraphs 40A and 40B of SFAS 133.

Each segment (hedging unit) is responsible for determining whether it will enter into a derivative instrument directly with an external counterparty or through a trading desk within Markets and Banking, which then executes a derivative instrument with an external source. For example, if a Citigroup hedging unit decides to execute derivative instruments through the trading desk in Markets and Banking, the trading desk enters into a derivative instrument with an external source and that third-party derivative instrument serves as the hedging instrument under SFAS 133.

Each hedging unit is responsible for determining that the conditions for hedge accounting are achieved. Citigroup achieves this through a formal process requiring the completion, approval, implementation and review of “hedge programs.” No hedge accounting activity is permitted without such prior approvals. Hedge accounting documentation is prepared for each hedging relationship under each program and Audit and Risk Review (internal audit) also reviews operational compliance with the hedge programs. Segment and Corporate Accounting Policy approves, monitors, and periodically reviews hedge programs to ensure desired hedging strategies continue to be met.

8.               In your correspondence filed on September 6, 2006, you indicated that you utilize the short-cut method of assessing hedge effectiveness for certain of your cash flow hedges.  You disclosure on page 149 does not address the use of short-cut for any of your cash flow hedges, but does refer to your efforts made to match all critical terms of the hedged item and the hedging derivative at inception and on an ongoing basis to eliminate hedge ineffectiveness related to certain of your cash flow hedges.

•                  In future filings, please revise to clarify in your disclosures if you are using the short cut method for cash flow hedging relationships for which all critical terms match.  If not, please clarify what methods you are using to assess hedge effectiveness on a prospective and retrospective basis.

•                  If you are using the guidance of paragraph 65 for these cash flow hedges, please tell us what terms you considered critical when applying the matched terms method.

•                  Tell us whether there are any terms that you exclude from consideration in your application of the matched terms method.  If so, tell us what terms you excluded and why.

Citigroup’s Response: Citigroup did not have any shortcut method cash flow hedges as of December 31, 2006 or March 31, 2007. If we decide to use the shortcut method for cash flow hedges in the future, we will provide full disclosures regarding such hedging activity.

In footnote 23 of our 2006 Annual Report, we disclose that “Efforts are made to match all critical terms of the hedged item and the hedging derivative at inception and on an ongoing basis to eliminate all hedge ineffectiveness.” We made that disclosure to emphasize our general business and risk management objective to execute derivatives that are highly effective at hedging the relevant hedged risk. That disclosure was not meant to imply that significantly all of our cash flow hedge programs use the matched terms method in DIG Issue G9, Assuming No Ineffectiveness When Critical Terms of the Hedging Instrument and the Hedged Transaction Match in a Cash Flow Hedge. Other than the hedge programs discussed below, we use the dollar offset ratio method or regression analysis to assess effectiveness both prospectively and retrospectively for our cash flow hedges related to interest rate risk.

The first category of cash flow hedge programs that utilizes the guidance in paragraph 65 of SFAS 133 and DIG Issue G9 hedge benchmark interest rates on the forecasted issuance (rollover) of fixed rate short term liabilities. We consider the following terms to be critical when applying that guidance: notional amount, currency, maturity date (or the date through which interest payments are being hedged), interest rate index, interest rate reset dates, and payment dates. We do not exclude any terms from consideration when applying the matched terms method. During the hedge term, we continue assessing whether there have been adverse developments regarding the risk of counterparty default on the hedging instrument. We also make periodic assessments to ensure that all critical terms continue to match. To the extent those critical terms are not matched, we employ regression analysis to assess effectiveness, as discussed in DIG Issue G9.

The second category of cash flow hedge programs that utilizes matched terms method hedges benchmark interest rates on variable rate liabilities. We consider the following terms to be critical when applying the guidance of paragraph 65 of SFAS 133 and DIG Issue G9: single currency, notional amount, maturity date (or the date through which interest payments are being hedged), interest rate index, interest rate reset dates, and payment dates. We do not exclude any terms from consideration when applying the matched terms method. During the hedge term, we continue assessing whether there have been adverse developments regarding the risk of counterparty default on the hedging instrument. Our periodic assessment ensures that all critical terms continue to match during the hedge term and, to the extent those critical terms are not matched, we employ dollar offset ratio method to assess effectiveness.

The third category is composed of a cash flow hedge program hedging benchmark interest rates and foreign exchange rates on foreign currency denominated variable rate debt. We do not exclude any terms from consideration when applying the matched terms method and consider the following terms to be critical: notional amount, respective currencies, maturity date of the debt and derivative, interest rate index, interest rate reset dates, and payment dates. During the hedge term, we continue assessing whether there have been adverse developments regarding the risk of counterparty default on the hedging instrument. We also make periodic assessments to ensure that all critical terms continue to match. To the extent those critical terms are not matched, we employ dollar offset ratio method to assess effectiveness.

Finally, we have a cash flow hedge program, under which we hedge the overall cash flows related to forecasted purchase of mortgage-backed securities. We disclose on page 169 of our 2006 Annual Report that the assessment of effectiveness is based on ensuring that the critical terms of the hedging instrument and the hedged item match. Besides the matched terms method in DIG Issue G9, this hedge utilizes the guidance in DIG Issue G2, Hedged Transactions That Arise from Gross Settlement of a Derivative (“All-in-One” Hedges), as the hedged transaction (forecasted purchase of the mortgage-backed security) arises from gross settlement of the underlying forward purchase (derivative) contract.

9.               Please tell us the following related to your hedges of foreign exchange risk for which you utilize the critical terms matched method of assessing hedge effectiveness:

•                  Tell us how you apply the matching terms approach in evaluating the effectiveness of these hedges.

•                  Tell us how you determine that it was appropriate to apply the matching terms method to these fair value hedges.  Clearly explain how you determined that these hedges met the requirements of paragraph 65 of SFAS 133.

•                  Tell us whether there are any terms that you exclude from consideration in your application of the matching terms method.  If so, tell us what terms were excluded and why.

•                  Please tell us each critical term of both the hedging instrument and the hedged item, including the timing of settlement payments, and,

•                  If the settlement dates of the hedged item and the hedging instrument differ, please tell us the following:

o                 Whether you have performed an analysis of your existing critical-terms-match hedging relationships;

o                 Whether you have confirmed the reasonableness of your original assessments that the hedging relationship is highly effective, and that any ineffectiveness is de minimis; and,

o                 Whether you have made a quantitative assessment to determine that ineffectiveness has been de minimis.

Citigroup’s Response: Since we do not apply the critical terms matched method for fair value hedging relationships, our response is focused on cash flow hedges of foreign exchange risk.

We apply the matched terms method under paragraph 65 of SFAS 133 and DIG Issue G9 to two cash flow hedge programs of foreign exchange risk: the hedge of forecasted issuance of foreign currency denominated debt and hedge of cash flow variability (due to changes in respective foreign exchange rate) on foreign currency denominated fixed rate debt. All other hedges utilize dollar-offset ratio analysis. We consider the following terms to be critical when applying the critical terms matched method under these cash flow hedge programs: same respective currencies, notional amounts, maturity (settlement) date of the hedging instrument/issuance or maturity date of the debt, and all other payment dates. The fair value of the hedging derivative instrument is zero at inception. We do not specifically exclude any terms from consideration in the application of the matched terms method. In the course of our periodic critical terms matching assessment, we ensure that all the terms continue to match exactly. We also assess whether there have been adverse developments regarding the risk of counterparty default on the hedging instrument.

10.         For your net investment hedges, please tell us in detail the specific methods used to assess hedge effectiveness.  Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

Citigroup’s Response: As of December 31, 2006 and March 31, 2007, where foreign currency forward contracts are designated as hedging instruments, the effectiveness of our net investment hedges is assessed, and ineffectiveness measured, using the forward rate method as outlined in DIG Issue H8, Foreign Currency Hedges: Measuring the amount of Ineffectiveness in a Net Investment Hedge. Under this method, the full amount of changes in fair value is reflected in Accumulated Other Comprehensive Income (including forward points on the forward contracts) and no ineffectiveness is recorded in earnings if the notional amount of the derivative exactly matches the portion of the net investment that is being hedged and the underlying exchange rate of the hedging derivative is the exchange rate between the functional currency of the hedged net investment and the investor’s functional currency. The notional amount of foreign currency forward contracts that Citigroup uses in net investment hedges is matched to the amount of the hedged net investment, and the underlying exchange rate of the forward contract is the exchange rate between the respective functional currency of the net investment and the USD, which is the functional currency of Citigroup.

In cases where Citigroup has designated foreign currency denominated debt as the hedging instrument in a net investment hedge, we follow the guidance in Question 2 of DIG Issue H8 to assess effectiveness and measure ineffectiveness. Question 2 specifies that if the notional amount of the nonderivative instrument matches the portion of the net investment designated as being hedged and the nonderivative instrument is denominated in the functional currency of the hedged net investment, the translation gains or losses resulting from changes in the relevant spot exchange rates should be reported in the cumulative translation adjustment section of Accumulated Other Comprehensive Income, and no hedge ineffectiveness would be recognized in earnings. Since the notional amount of hedging debt instruments in Citigroup’s net investment hedges exactly matches the portion of the designated net investment amount, and the debt instrument is denominated in the same currency as the functional currency of the investee, no hedge ineffectiveness is recognized in earnings.

11.         You disclose that you use the dollar-offset ratio analysis for certain of your fair value and cash flow hedges of benchmark interest rate risk and certain of your hedges of the overall changes in cash flows to determine whether these hedges are highly effective at inception and on an ongoing basis.  For the hedging relationships for which you assess effectiveness using this method please tell us whether there have been any instances in which you failed the dollar off-set method (i.e., outside the range of 80%-125%) and yet still concluded that the relationship was highly effective and continued to apply hedge accounting.  If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

Citigroup’s Response: Generally, for our hedge programs that utilize the dollar-offset ratio method, the assessment of hedge effectiveness is performed on a monthly basis and when the dollar offset ratio for the hedging relationship falls outside the 80%-125% range, we do not apply hedge accounting.

For certain hedges of changes in the fair value of fixed rate debt due to changes in benchmark interest rates, the prospective and retrospective assessment of effectiveness is performed daily (analyzing daily changes in fair value). If a hedge relationship falls outside the 80%-125% range on a specific day, that relationship is included in an exception report that is analyzed in more detail. In limited cases, the dollar-offset ratio calculated for the retrospective test falls outside the 80-125% range because of relatively nominal changes in the long term interest rates affecting the fair value of the hedged item. Such situations are closely monitored as part of the daily assessment of effectiveness. When the dollar offset ratio proves effective in subsequent daily retrospective assessments, and continues to be expected to be effective in prospective assessments, hedge accounting is maintained. We believe that this daily assessment of effectiveness demonstrates that the hedging relationship is highly effective and that it is appropriate to continue to apply hedge accounting.

If the hedging relationship continues to fall outside the 80%-125% range, the hedging relationship is de-designated.  This occurs, for example, when the fixed rate debt’s maturity date nears.

Form 10-Q for the period ended March 31, 2007

Consolidated Financial Statements

Note 7, Restructuring, page 92

12.         We note that you have recorded the entire amount of your restructuring charge within the Corporate/Other segment.  If the restructuring charge can not be allocated to any individual segment, please disclose the reasons why it is impracticable to do so.  Otherwise, please provide the disclosures required by paragraph 20(d) of SFAS 146.

Citigroup’s Response: We included the allocation of the restructuring charge to our segments in sub-note (3) to our Business Segments footnote (Note 3) in our first quarter 2007 Form 10-Q.  We have included the required allocations within our Restructuring footnote (Note 7) in our second quarter 2007 Form 10-Q as follows:

		Restructuring Charges
	Ending Balance June 30, 2007	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Global Consumer	$528	$27	$959
Markets & Banking	183	5	282
Global Wealth Management	60	14	79
Alternative Investments	7	—	7
Corporate/Other	100	17	113
Total Citigroup (pretax)	$878	$63	$1,440

*********

In connection with responding to your comments, we acknowledge that Citigroup is responsible for the adequacy and accuracy of the disclosures in our filings; that the U.S. Securities and Exchange Commission (SEC) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary Crittenden
Gary Crittenden
Chief Financial Officer